SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 20/11

Copel’s captive Power market grows by 5.5% until September 2011

     The following analysis refers to Copel’s power market performance consolidated until September 2011 compared to the same period of 2010.

Captive Market – Copel Distribuição

     The captive market consumed 16,858 GWh, growing by 5.5% between January and September of 2011.

      The industrial segment consumed 5,604 GWh, growing by 5.3%. This result reflected the higher industrial production in the State of Paraná, especially in the automotive, heavy and electric machinery. At the end of September, this segment represented 33.2% of Copel’s captive market consumption, with the company supplying power to 78,107 captive industrial customers.

     The residential segment consumed 4,690 GWh, a growth of 5.5%, thanks to the economy expansion in the State of Paraná. At the end of September 2011, this segment represented 27.8% of Copel’s captive market consumption, with the company supplying power to 3,065,136 residential customers.

     The commercial segment consumed 3,578 GWh, a growth of 6.9%, impacted by the expansion in credit and income. At the end of the period, this segment represented 21.2% of Copel’s captive market consumption, with the company supplying power to 325,862 captive commercial customers.

     The rural segment consumed 1,401 GWh, growing by 4.8%, due to the higher agricultural output in the State of Paraná. This segment represented 8.3% of Copel’s captive market consumption at the end of the period, with the company supplying power to 364,308 rural customers.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 1,585 GWh, up 3.4% in the period, in line with the growth in the customers base, which totaled 51,076 customers at the end of the period. These segments represented 9.5% of Copel’s captive market consumption.

      The following table shows the captive market for each consumption segment:

	Number of customers			Energy sold (GWh)
	Sep/11	Sep/10%		9M11	9M10%
Industrial	78,107	66,820	16.9	5,604	5,320	5.3
Residencial	3,065,136	2,933,515	4.5	4,690	4,446	5.5
Commercial	325,862	306,938	6.2	3,578	3,346	6.9
Rural	364,308	362,453	0.5	1,401	1,336	4.8
Other	51,076	49,213	3.8	1,585	1,533	3.4
Captive Market	3,884,489	3,718,939	4.5	16,858	15,981	5.5

Grid Market (TUSD) - Copel Distribuição

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 4.9%, as the following table:

	Number of customers/Agreements			Energy sold (GWh)
	Sep/11	Sep/10%		9M11	9M10%
Captive Market	3,884,489	3,718,939	4.5	16,858	15,981	5.5
Concessionaries and licensees	4	4	-	447	426	4.9
Free Customers *	30	28	7.1	2,409	2,382	1.2
Grid Market	3,884,523	3,718,971	4.5	19,714	18,789	4.9

* All free customers served by Copel GET and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements				Energy sold (GWh)
	Sep/11	Sep/10%		9M11	9M10%
Copel DIS
Captive Market	3,884,489	3,718,939	4.5	16,858	15,981	5.5
Concessionaries and licensees	4	4	-	447	426	4.9
CCEE (MCP)	-	-	-	270	4	-
Total Copel DIS	3,884,493	3,718,943	4.5	17,575	16,411	7.1
Copel GET
CCEAR (Copel DIS)	1	1	-	988	917	7.7
CCEAR (other concessionaries)	36	35	2.9	10,464	9,862	6.1
Free Customers	8	10	(20.0)	690	773	(10.6)
Bilateral agreements *	2	2	-	791	1,189	(33.4)
CCEE (MCP)	-	-	-	94	88	7.0
Total Copel GET	47	48	(2.1)	13,027	12,829	1.6
Total Copel Consolidated	3,884,540	3,718,991	4.5	30,602	29,240	4.7

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
* Includes Short Term Sales Agreements

Curitiba, October 25, 2011.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:
 ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.